UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K /A

(Amendment No. 2)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For October 15, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXPLANATORY NOTE

This Amendment No. 2 to Form 6-K (the “Form 6-K/A”) amends FreeSeas Inc.'s Current Report on Form 6-K and Amendment No. 1 thereto, each filed on October 15, 2012 (together, the “Form 6-K”). This Form 6-K/A is an exhibit-only filing to provide Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. The Interactive Data File disclosure attached as Exhibit 101 is the first Interactive Data File with detailed footnote tagging that FreeSeas Inc. is required to submit under Rule 405 of Regulation S-T.

The Form 6-K, as amended by this Form 6-K/A, speaks as of the original filing date of the Form 6-K, does not reflect events that may have occurred subsequent to the original filing date of the Form 6-K, and does not modify or update in anyway the disclosures made in the Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements for the six months ended June 30, 2012 and 2011 *

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations *

101.INS	XBRL Instance Document **

101.SCH	XBRL Taxonomy Extension Schema **

101.CAL	XBRL Taxonomy Extension Calculation Linkbase **

101.DEF	XBRL Taxonomy Extension Definition Linkbase **

101.LAB	XBRL Taxonomy Extension Label Linkbase **

101.PRE	XBRL Taxonomy Extension Presentation Linkbase **

_____________________

*	Filed with Amendment No. 1 to the Form 6-K on October 15, 2012.

**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K/A to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: November 8, 2012
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer